STRATEGIC RELATIONSHIP AGREEMENT

This Strategic Relationship Agreement (the “Agreement”) is dated June 22, 2020 (the “Effective Date”) by and between Greenfield Groves Inc., a corporation formed under the laws of Nevada, and whose principal place of business is 18575 Jamboree Road #6, Irvine, CA 92612 (“GG”); and Eagle Hemp, LLC, a Florida limited liability company, whose principal place of business is 11317 N. 52nd Street, Tampa, FL 33617 (“EH”). GG and EH are sometimes each referred to as a “Party” and collectively as the “Parties”.

Background Information

GG is in the business of growing hemp and has legally cultivated a minimum of fifty thousand (50,000) pounds (net of stem weight and adjusted for water content) of hemp suitable for CBD extraction (the “GG Hemp”). EH is in the business of extracting cannabidiol (“CBD”) from hemp and does so from a State of Florida Department of Agriculture approved, and U.S. Food and Drug Administration registered, facility for the extraction of CBD. GG desires to enter into this Agreement with EH to sell hemp to EH and to purchase CBD from EH after EH extracts the CBD from the GG Hemp. EH desires to purchase hemp from GG, extract CBD from the GG Hemp and sell that CBD to GG and unrelated third parties on the terms and conditions set forth herein. Accordingly, the Parties agree as follows.

Operative Provisions

1.
Delivery of GG Hemp. GG will have the GG Hemp packaged in “Super Sacks” suitable for transport, at GG principal place of business, on or before June 30, 2020 (the “Delivery Date”), so that all of the GG Hemp can be picked up by EH, for shipment to EH’s extraction and processing facility, at the expense of EH.

2.
Payment for the GG Hemp. On the Delivery Date the GG Hemp shall be loaded on trucks and weighed. After weighing GG will provide a Bill of Sale, and any other documents required for transport of the GG Hemp, to EH for the GG Hemp and EH will accept delivery of the GG Hemp (a minimum of 50,000 pounds – net of stems and water weight.) from GG, EH will at that time pay GG Two Hundred Fifty Thousand Dollars ($250,000), via wire transfer of immediately available funds.

3.	Obligations and Rights of EH.

a.
Extraction. EH will grind the GG Hemp and will extract and process from the GG Hemp full spectrum CBD oil. Based on the net weight and CBD potency of the GG Hemp, EH expects to be able to extract and process one thousand one hundred fifty (1,150) kilograms of full spectrum CBD oil (the “GG CBD”) from the GG Hemp.

b.
Initial Shipment. Upon the request of GG, but no later than September 30, 2020, EH will ship twenty (20) kilograms of the GG CBD to GG, at EH’s expense, to GG’s principal place of business (the “Initial Shipment”). The price and the payment terms for the Initial Shipment are forth in Section 4(b) below

c.
Additional Shipments -- Reserved GG CBD. EH will hold, in cold storage, at its expense, an additional 200 kilograms of the GG CBD to meet the projected needs of GG through December 31, 2021 (the “Reserved GG CBD”). EH may, in its sole discretion, increase the amount of GG CBD that it holds as Reserved GG CBD. Once GG exhausts the Initial Shipment, and assuming GG is then current in its payment obligations to EH, GG shall provide EH notice that it needs additional GG CBD, and, within 14 days, EH shall deliver twenty (20) kilograms of the

Reserved GG CBD to GG (each an “Additional Shipment”). EH will, at its discretion, and from time to time, increase the amount of GG CBD contained in each Additional Shipment if GG can demonstrate the need for additional GG CBD and is in full compliance with the terms of this Agreement (including, without limitation, GG’s payment obligations). The price and the payment terms for the Additional Shipments are forth in Section 4(b) below. The Additional Shipments, will continue until all of the Reserved GG CBD has been delivered to GG. If GG has not taken delivery of all of the Reserved GG CBD by December 31, 2021, EH shall have the right to sell the remaining inventory of Reserved GG CBD to third parties, as it may determine in its sole discretion.

d.
Excess GG CBD. EH will retain the balance of the GG CBD, approximately 930 kilograms (the “Excess GG CBD”), in its inventory and may sell the Excess GG CBD to GG or to third parties, as determined by EH, from time to time, in its sole discretion.

4.	Obligations of GG - Payment Terms.

a.
Exclusivity. Until the termination of this Agreement, GG, its Affiliates or any marketing arrangement to which GG is a party, will acquire all of their bulk Full Spectrum CBD Oil exclusively from EH until GG has purchased one thousand one hundred fifty (1,150) kilograms of CBD from EH. Bulk Full Spectrum CBD Oil is defined as any cumulative monthly amount exceeding 100 grams.

b.
Purchase Price - Initial Shipment and Reserved GG CBD. GG will pay EH $0.01/milligram for each milligram of the Initial Shipment and the Reserved GG CBD used by GG in GG’s products or sold by GG to third parties.

c.
Purchase Price Excess GG CBD. GG will pay EH $0.0075/milligram for each milligram of the Excess GG CBD used by GG in GG’s products or sold by GG to third parties provided however, if the GG Hemp, provides less than 1,150 kilograms of GG CBD after extraction and processing, the price of the Excess GG CBD shall be adjusted (but not above $.01/milligram) so that the amount received by EH is equal to the total purchase price that EH would have received if the GG Hemp provided 1,150 kilograms of CBD.

d.
Payment Terms: Audit Rights. By each Wednesday, by no later than 5:00 pm Eastern Time, during the term of this Agreement, GG will provide EH a written report setting forth all of the products sold by GG, Affiliates and any marketing arrangement to which GG is a party, the total number of milligrams of GG CBD that was contained in the products sold during the preceding week. A “week” is defined as the seven (7) days, Saturday through Friday. GG will pay EH monthly, no later than the fifth (5th) business day of each month during the term of this Agreement, for all sales made during the preceding month. EH shall have the right, from time to time, to audit the books and records of GG to confirm the accuracy of the sales reports. In the event GG fails to fully comply the payment terms of this Agreement, GG shall be obligated to pay EH on a weekly basis.

5.
Representations - GG. EH tested a representative sample of the GG Hemp (the “Sample”) and was satisfied that the GG Hemp was proper to use for its intended purposes. GG represents and warrants that: (a) the Sample is representative of the GG Hemp being sold to EH pursuant to this Agreement; (b) the GG Hemp is the same hemp that was identified as the hemp being sold to EH and the same hemp from which the Sample was taken; (c) GG owns the hemp, free and clear of all liens and encumbrances; and (d) to its knowledge, the GG Hemp is capable of yielding a minimum of 1,150 kilograms of CBD.

6.
Events of Default – EH. If GG is in full compliance with the terms of this Agreement, and if EH fails to timely deliver the Initial Shipment or an Additional Shipment to GG, and such default continues for seven days after written notice is given to EH, then GG shall have the right to terminate this Agreement without any further obligation to purchase the GG CBD from EH.

7.
Events of Default – GG. If GG fails to timely deliver the sales reports and corresponding payments to EH on their respective due dates, and such default continues for seven days after written notice is given to GG, then EH shall, in addition to all of its other rights to enforce the terms of this Agreement, have the right to terminate this Agreement, and if EH elects to terminate this Agreement it will no longer have any obligation to sell GG CBD to GG. Upon a default by GG of any terms and conditions related to weekly sales reporting or payments to EH, EH shall have the right to demand payments on a weekly basis.

8.
Term. Unless terminated earlier by one of the events set forth in this Agreement, the term of this Agreement shall end on the date that EH has delivered to GG a total of 1,150 kilograms of CBD and GG has paid EH in full for the 1,150 kilograms of CBD delivered by EH to GG.

9.	Miscellaneous Provisions.

a.
Notices. All notices given pursuant to this Agreement shall be in writing and shall be made by: (a) Federal Express or similar overnight delivery service; or (b) delivery (in person or by E-Mail), to the Party to whom it is to be given, to the address appearing elsewhere in this Agreement or to such other address as any Party may have designated by written notice forwarded to the other Party in accordance with the provisions of this Section 9(a) Any notice given in accordance with this Section 9(a) shall be deemed given at the time of receipt thereof.

b.	No Assignment. This Agreement is not assignable.

c.
No Partnership. The Parties do not intend for their relationship to be treated as a partnership and the Parties agree that they are not partners. The Parties expressly release each other from all obligations (other than obligations expressly set forth in this Agreement) that one Party would have to the other Party if the business relationship was considered a partnership. During the term of this Agreement, and at any time after the termination of this Agreement for any reason, EH shall have the right to: (i) purchase hemp from third parties; (ii) process hemp for itself or third parties; and (iii) sell CBD, from whatever source derived, to third parties.

d.
Entire Agreement. This Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless be in writing, dated subsequent to the date hereof and duly approved and executed by each of the Parties.

e.
Applicable Law. This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Florida, without regard to conflicts-of-laws principles. Venue for all purposes shall be deemed to lie exclusively in Hillsborough County, Florida.

f.
Jurisdiction Each Party irrevocably: (i) submits to the exclusive jurisdiction of the Circuit Court of Hillsborough County, Florida or the Tampa Division of the United States District Court for the Middle District of Florida for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby (each, a "Proceeding"), (ii) agrees that all claims in respect of any Proceeding shall be heard and determined only in any such court, (iii) waives, to the fullest extent permitted by law, any right to challenge the jurisdiction of any such court or from any legal process therein, (iv) agrees not to commence any Proceeding other than in such courts, and (v) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.

g.
Legal Fees and Costs. If a legal action is initiated by any Party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by the prevailing party or his or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the obligation of and shall be paid or reimbursed by the non-prevailing Party.

h.
Definition – Affiliate. When used in this Agreement the term “Affiliate” means, as to any specified person, any other person that directly or indirectly controls, or is under common control with, or is controlled by, such specified person and, if such other person is an individual, any member of the immediate family of such individual. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract, or otherwise) and "immediate family" shall mean any parent, child, grandchild, spouse, or sibling.

This Strategic Relationship Agreement was executed by the Parties on the Effective Date.

Greenfield Groves Inc.

/s/ Josh White
By: Josh White
Its: Executive Vice President
E-Mail Address: josh.white@greenfieldgroves.com

Eagle Hemp, LLC

/s/ George Southworth
By: George Southworth Its: Manager
E-Mail Address: gsouthworth1@gmail.com

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